1801 California Street, Suite 5200 Denver, CO 80202

December 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 240 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 241 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective March 1, 2017. No fees are required in connection with this filing.

The purpose of the Amendment is: (i) to provide updated disclosure related to a sub-adviser change for Transamerica Small/Mid Cap Value, as well as to provide material disclosure updates for Transamerica Multi-Manager Alternative Strategies Portfolio; and (ii) to register Advisor Class shares to the following nine existing series of the Registrant: Transamerica Asset Allocation – Conservative Portfolio, Transamerica Asset Allocation – Growth Portfolio, Transamerica Asset Allocation – Moderate Growth Portfolio, Transamerica Asset Allocation – Moderate Portfolio, Transamerica Dynamic Allocation, Transamerica Dynamic Income, Transamerica International Small Cap Value, Transamerica Multi-Managed Balanced and Transamerica Multi-Manager Alternative Strategies Portfolio.

Please direct any comments or questions concerning this filing to the undersigned at (720) 493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Assistant Secretary
Transamerica Asset Management, Inc.